

December 7, 2022

Ajay Kataria
Chief Financial Officer
Utz Brands, Inc.
900 High Street
Hanover, PA 17331

> **Re: Utz Brands, Inc.**
> **Form 10-K for the Fiscal Year Ended January 2, 2022**
> **Form 8-K furnished November 10, 2022**
> **File No. 001-38686**

Dear Ajay Kataria:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 2, 2022

Managements Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Overview, page 47

1. We note that you have combined your results of operations for the predecessor for the period from December 30, 2019 through August 28, 2020 with the period of the successor from August 29, 2020 through January 3, 2021 throughout your MD&A, including, but not limited to, your discussions of results of operations and your calculation and discussion of you non-GAAP measures. It is not clear how you determined it is appropriate to combine the results of the predecessor and successor for pre-and post-acquisition periods. Please explain why you believe the current presentation is appropriate including any citations to appropriate authoritative literature.

Non-GAAP Financial Measures, page 53

2.   We refer to adjustment 2 of your Adjusted EBITDA calculation. Where adjustments are comprised of multiple items, please ensure all amounts are quantified in the narrative on page 55 in order to calculate how the adjustment on page 54 was calculated or determined. In this regard, we note that purchase commitments and other adjustments are not quantified.

Financial Statements
Notes to Consolidated Financial Statements
2. Acquisitions
Utz Brand Holdings, LLC, page 78

3.   We refer to adjustment 1 on page 80. Please tell us and explain in the notes to your financial statements how you determined the useful lives that are being used to amortize customer relationships. As part of your response and your revised disclosure, please explain in further detail why you believe that these categories of intangibles will continue to contribute to your expected cash flows for a period of 25 years from the acquisition date pursuant to the guidance in ASC 350-30-35

15. Income Taxes
Valuation Allowance, page 101

4.   We note that you recorded a $51 million deferred tax liability during the fiscal year ended January 2, 2022 related to your investment in UBH. We further note that such deferred tax liability appears to be a permanent difference in that it will not reverse. In this regard, please tell us the impact on your financial statements of recording this deferred tax liability including why you determined this liability to be necessary in the current fiscal year versus the prior fiscal year when UBH was acquired. Refer to ASC 740-30-25-18 and advise.

Form 8-K furnished November 10, 2022

Exhibit 99.1 , page 1

5.   We note that the table on page 1 presents adjusted earnings per share without presenting the comparable GAAP measure. Please refer to Item 10(e)(1)(i)(A) of Regulation S-K and revise to include the most directly comparable GAAP measure with equal or greater prominence.

Balance Sheet and Cash Flow Highlights, page 4

6.   The second bullet point for the 39 weeks ended October 2, 2022 referencing cash flow provided by operations excluding the buyout of third-party DSD rights and capital expenditures excluding the purchase of the Kings Mountain facility appear to represent

Ajay Kataria
Utz Brands, Inc.
December 7, 2022
Page 3

non-GAAP measures. In this regard, please revise to include all disclosures required Item 10(e)(1)(i) of Regulation S-K.

<u>Reconciliation of Non-GAAP Financial Measures to Reported Financial Measures</u>
<u>Normalized Adjusted EBITDA, page 17</u>

7.   We refer to your reconciliation of adjustments related to Acquisition Synergies included in your presentation of the non-GAAP measure, Normalized Adjusted EBITDA. Please explain your basis for including these adjustments in your non-GAAP measure and how the presentation complies with the rules and staff guidance on non-GAAP financial measures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Heather Clark at 202-551-3624 or Kevin Woody at 202-551-3629 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing